SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                            FORM 12b-25


                     Commission File Number 08354


                     NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-Q   [ ] Form N-SAR


For Period Ended:


[ ] Transition Report on Form 10-K          [X] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:   December 31, 1996




     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   N/A



                     Part I.  Registrant Information



Full name of registrant         nStor Technologies, Inc.

Former name if applicable        IMGE, Inc.

Address of principal executive office (Street and number):
                    100 Century Blvd.

City, State and Zip Code     West Palm Beach, FL  33417









                  Part II.  Rule 12b-25 (b) and (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            Part III.  Narrative


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has changed its fiscal year to one ending on December 31. On December 30, 1996, Registrant completed the acquisition of substantially all the net assets of Parity Systems, Inc. located in Los Gatos, California, which acquisition was effective on December 1, 1996. The acquisition presented the Registrant with a number of complex accounting and financial reporting issues. Due to the great quantity of the work involved in resolving these issues and the Registrant's efforts in resolving such issues, the Registrant is unable to file its transition report on Form 10-Q without undue effort or expense within the time required for filing.











                       Part IV.  Other Information



     (1) Name and telephone number of person to contact in regard to this notification:

            Jack Jaiven          561                487-8845

             (Name)          (Area Code)      (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No





     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.











     Registrant disposed of substantially all of its previous operating assets in October 1992 in exchange for shares in the company that purchased those assets (IMNET Systems, Inc. - "IMNET"). From the date Registrant sold those assets until June 3, 1996, the effective date of Registrant's acquisition of its current business, consisting of the development, manufacture and marketing of a full range of disk array products, known as RAID (Redundant Array of Independent Disks) subsystems, Registrant's only activities consisted of monitoring its investment in IMNET and evaluating potential business opportunities. Accordingly, operating results for the two months ended December 31, 1995 consisted of administrative expenses and interest expense.

     For the two months ended December 31, 1996, Registrant's sales and cost of sales are expected to be as follows:


          Sales               $4,739,000

          Cost of sales        3,392,000
                              ----------
          Gross profit        $1,347,000
                              ==========


     A reasonable estimate of Registrant's net income (loss) cannot be made at this time as certain significant accounting and financial reporting issues have yet to be resolved.






                                nSTOR TECHNOLOGIES, INC.
                      (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                               /s/ Jack Jaiven
                      By:____________________________________
                         Jack Jaiven, Chief Financial Officer


Date:  February 14, 1997